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                                                                    EXHIBIT 3.58

                                   REGULATIONS

                                       OF

                         BLUE CHIP BROADCAST COMPANY

                                    ARTICLE I

                                  Shareholders

      Section 1. Annual Meeting. The annual meeting of shareholders shall be held in the fourth month following the close of each fiscal year of the corporation on such date as the board of directors may from time to time determine.

      Section 2. Place of Meeting. All meetings of shareholders shall be held at the principal office of the corporation or at such other place within or without the State of Ohio as may be designated in the notice of the meeting.

      Section 3. Quorum. At all meetings of shareholders, a majority of the share issued and outstanding and entitled to vote, the holders of which are present in person or represented by proxy, shall constitute a quorum.

                                   ARTICLE II

                               Board of Directors

      Section 1. Number. The board of directors shall consist of such number as shall be fixed from time to time at any meeting of shareholders called for the purpose of electing directors.

      Section 2. Meetings. An organizational meeting of the board of directors may be held, without notice, immediately after the annual meeting of shareholders for the purpose of electing officers and attending to such other business as properly may come before the meeting. Additional meetings may be held at such times as may be determined from time to time by the board of directors.

      Section 3. Committees. The board of directors may create an executive committee or any other committee of the directors to consist of not less than three directors and may delegate to any such committee any of the authority of the board, however conferred, other than that of filling vacancies among the directors or in any committee of the board.

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                                   ARTICLE III

                                    Officers

      Section 1. Number and Title. The officers of the corporation shall consist of a president, such number of vice presidents as the board of directors may from time to time determine, a secretary, a treasurer and such other officers and assistant officers as the board of directors may from time to time determine.

      Section 2. Authority and Duties. Subject to such limitations as the board of directors may from time to time prescribe, the officers shall each have such powers and perform such duties as generally pertain to their respective offices and such further powers and duties as may be conferred from time to time by the board of directors or, in the case of any officer other than the president, by the president.

      Section 3. Term. Each officer shall serve in such capacity at the pleasure of the Board of Directors.

                                   ARTICLE IV

                                 Indemnification

      The corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify all persons whom it may indemnify pursuant thereto.

                                    ARTICLE V

                             Certificates for Share

      If any certificate for share of the corporation is lost, stolen or destroyed, a new certificate may be issued upon such terms or under such rules as the board of directors may from time to time determine or adopt.

                                   ARTICLE VI

                                      Seal

      The board of directors may provide for a corporate seal if they so elect, but such seal shall not be required.

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                                   ARTICLE VII

                                   Fiscal Year

      The fiscal year of the corporation shall end on December or such other date as the board of directors may from time to time determine.

      Adopted as of the 30th day of December, 1993.